OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

November 29, 2006

RECEIVED
2006 DEC -5 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

SUPPL

Subject: File No. 82-34864

Please find attached the following documents from ~~OAO~~ OJSC RBC Information Systems, foreign private investor: notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice of Information that could seriously affect the value of company's securities, notice for shareholders. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

«РБК Информационные Системы»
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО * Г.Р. №201091 * МОСКВА

06018966

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

dw 12/5

NOTICE

RECEIVED
2006 DEC -5 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Shareholder,

The Company is pleased to notify you of an extraordinary general shareholders' meeting.

The Meeting will be held at RBC's offices at: Building 1, 78 Profsoyuznaya Street, Moscow, on December 18, 2006.

The Meeting will open at 11 a.m.

Registration of participants will start at the location of the Meeting at 10 a.m. on December 18, 2006.

Agenda of the Meeting:

1. Approval of the Company's accounting statements, including the profit and loss statement (profit and loss accounts), and distribution of the Company's profit and losses for the first 9 months of 2006.
2. Payment (announcement) of dividends on the Company's shares for the first 9 months of 2006. Setting the size of dividends on the Company's shares.
3. Determining the form of, and the procedure and deadlines for paying out dividends on the Company's shares.

The Meeting will be held in the form of simultaneous attendance of shareholders with prior distribution of voting ballots.
Any shareholder eligible for registration and participation in the Meeting shall present the following documents:

- an individual shareholder shall present an identification document;
- a proxy for an individual shareholder shall present an identification document and a proxy document;
- a proxy for a corporate shareholder shall present an identification document and a proxy document. In the event that the person taking part in the general shareholders' meeting is entitled to act on behalf of the organization without any power of attorney document, a document confirming his/her position shall be produced instead of the proxy.

In the event of the inability (reluctance) of the Company's shareholders to attend the Meeting, they are granted the opportunity to participate in the Meeting by delivering completed voting ballots in person or by post to:

- ZAO Ircol, Building 1, 3/4 Boyarsky Pereulok, Moscow 107078;
- OAO RBC Information Systems, Building 1, 78 Profsoyuznaya Street, Moscow 117393.

Voting ballots shall be accepted until 6 p.m. on December 15, 2006.

The list of those eligible to participate in the Meeting has been drawn up based on the registry of owners of securities as of November 2, 2006 (as of 6 p.m.)

Information to be disclosed to shareholders prior to the Meeting shall be available 20 days before the scheduled date of the Meeting (after November 27, 2006) at OAO RBC Information Systems, 78 building 1, Profsoyuznaya Street, Moscow 117393.

For further information, please contact: +7 (495) 363-11-46

Yours faithfully,
The Board of Directors
OAO RBC Information Systems

that could seriously affect the value of the joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	*"Supplement to the Bulletin of the Federal Financial Markets Service"*

2. Contents of the Notice

Information about the decision to convene an extraordinary general shareholders' meeting made by the Board of Directors of OAO RBC Information Systems.

Date of the meeting of the joint-stock company's Board of Directors at which the foregoing decision was made: ***November 1, 2006.***

Date of execution and number of the minutes of the meeting of the joint-stock company's Board of Directors, at which the foregoing decision was made: ***Minutes No. 55 dated November 3, 2006.***

Contents of the decision made by the joint-stock company's Board of Directors:

To convene an extraordinary general meeting of the Company's shareholders.

To hold the extraordinary general meeting in the form of simultaneous attendance of shareholders with prior distribution of voting ballots.

To approve the following venue for the extraordinary general meeting and registration of its participants: RBC Offices, Building 1, 78 Profsoyuznaya Street, Moscow.

Date of the extraordinary general meeting: December 18, 2006.

The extraordinary general meeting will open at: 11 a.m.

Registration of the meeting's participants will begin at: 10 a.m.

Deadline for acceptance of voting ballots: December 15, 2006.

Postal addresses to which completed voting ballots may be sent:

ZAO IRCOL, Building 1, 3/4 Boyarsky Pereulok, Moscow 107078;

OAO RBC Information Systems Building, 1, 78 Profsoyuznaya Street, Moscow 117393.

Record date for the extraordinary shareholders' meeting: November 2, 2006

The agenda of the extraordinary shareholders' meeting:

1. Approval of the Company's accounting statements, including the profit and loss statement (profit and loss accounts), and distribution of the Company's profit and losses for the first 9 months of 2006.

2. Payment (announcement) of dividends on the Company's shares for the first 9 months of 2006. Setting the size of dividends on the Company's shares.

3. Determining the form of, and the procedure and deadlines for paying out dividends on the Company's shares.

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date November 3, 2006	Seal	

«РБК Информационные Системы» МОСКВА

that could seriously affect the value of joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***"Supplement to the Bulletin of the Federal Financial Markets Service"***

2. Contents of the Notice

Information about the decision on the recommendation with regard to the amount of dividends paid on the shares and the paying procedure passed by the Board of Directors of OAO RBC Information Systems.

Date of the meeting of the joint-stock company's Board of Directors at which the foregoing decision was made: ***November 1, 2006***

Date and number of the minutes of the meeting of the joint-stock company's Board of Directors, at which the foregoing decision was made: ***Minutes No. 55 dated November 3, 2006.***

Contents of the decision made by the joint-stock company's Board of Directors:

Taking into account the data of the Company's accounting statements for the first 9 months of 2006, the Board of Directors recommends that the Company's net profit be distributed among shareholders in the form of dividends to be paid out on the Company's shares. It is recommended that the total amount of dividends on the Company's shares be set at 10,000,000 (Ten million) rubles.

The Board of Directors recommends that the dividends be paid in the form of common registered shares of ARMADA Open Joint-Stock Company, with the Company being its only shareholder. Dividends shall be paid out by transferring shares of OAO ARMADA to shareholder accounts in the shareholder register of OAO ARMADA.

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date: November 3, 2006	Seal	

«РБК Информационные Системы» МОСКВА

that could seriously affect the value of joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***"Supplement to the Bulletin of the Federal Financial Markets Service"***

2. Contents of the Notice

Information about the decision on the recommendation with regard to the amount of dividends paid on the shares and the paying procedure passed by the Board of Directors of OAO RBC Information Systems.

Date of the meeting of the joint-stock company's Board of Directors at which the foregoing decision was made: ***November 7, 2006***

Date and number of the minutes of the meeting of the joint-stock company's Board of Directors, at which the foregoing decision was made: ***Minutes No. 56 dated November 8, 2006.***

Contents of the decision made by the joint-stock company's Board of Directors:

Taking into account the data of the Company's accounting statements for the first 9 months of 2006, the Board of Directors reviewed its decision about the size of recommended dividends. The Board of Directors recommends that the Company's net profit be distributed among shareholders in the form of dividends to be paid out on the Company's shares. It is recommended that the total amount of dividends on the Company's shares be set at 9,500,000 (Nine million five hundred thousand) rubles.

The Board of Directors recommends that the dividends be paid in the form of common registered shares of ARMADA Open Joint-Stock Company, with the Company being its only shareholder. Dividends shall be paid out by transferring shares of OAO ARMADA to shareholder accounts in the shareholder register of OAO ARMADA.

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date: November 8, 2006		

«РБК Информационные Системы» МОСКВА

that could seriously affect the value of joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer to publish information	***"Supplement to the Bulletin of the Federal Financial Markets Service"***

2. Contents of the Notice

Information about the decision on the recommendation with regard to the amount of dividends paid on the shares and the paying procedure passed by the Board of Directors of OAO RBC Information Systems.

Date of the meeting of the joint-stock company's Board of Directors at which the foregoing decision was made: ***November 23, 2006***

Date and number of the minutes of the meeting of the joint-stock company's Board of Directors, at which the foregoing decision was made: ***Minutes No. 58 dated November 23, 2006.***

Contents of the decision made by the joint-stock company's Board of Directors:

Taking into account the data of the Company's accounting statements for the first 9 months of 2006, the Board of Directors reviewed its decision about the size of recommended dividends. The Board of Directors recommends that the Company's net profit be distributed among shareholders in the form of dividends to be paid out on the Company's shares. It is recommended that the total amount of dividends on the Company's shares be set at 11 176 470,000 (Eleven million one hundred seventy six thousand four hundred seventy) rubles. The Board of Directors recommends that the dividends be paid in the form of common registered shares of ARMADA Open Joint-Stock Company, with the Company being its only shareholder. Dividends shall be paid out by transferring shares of OAO ARMADA to shareholder accounts in the shareholder register of OAO ARMADA.

3. Signature

3.1. General Director ____ (signature) Yury Rovensky

3.2. Date: November 23, 20 06 Seal

«РБК Информационные Системы»

Voting ballot No. 1

for the extraordinary general shareholders' meeting
of OAO RBC Information Systems
at 11 a.m. on December 18, 2006

Location: RBC's offices at Building 1, 78 Profsoyuznaya Street, Moscow
Registration begins at 10 a.m. on December 18, 2006
Form of the general meeting: simultaneous attendance with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:
• ZAO Ircol, Building 1, 3/4 Boyarsky Pereulok, Moscow 107078;
• OAO RBC Information Systems, Building 1, 78 Profsoyuznaya Street, Moscow, 117393
Deadline for submitting voting ballots: December 15, 2006.

«reg_1_0»
(Registration No.)

«kolvo_3_0»
(Number of votes)

«name»
(Shareholder's full name/ corporate name)

Issue No. 1 Approval of the Company's accounting statements, including the profit and loss statement (profit and loss accounts) and distribution of the Company's profit and losses for the first 9 months of 2006.
Resolution put to vote: Based on the Company's accounting statements for the first 9 months of 2006, to distribute the Company's net profit among shareholders as dividends on the Company's shares.

Voting Options	FOR	AGAINST	ABSTAINED
Number of votes*			

**0-1* **0-2* **0-3*

Please cross out as applicable.

Counting Commission notes:
"Invalid voting ballot"

**0-5*

You can choose one option only, except if voting with shares acquired (transferred) after the record date on which the list of persons entitled to participate in the general meeting was made.

*** -To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each respective voting option and make a corresponding mark.*

- ☐ voting is held in accordance with instructions given by the buyers of shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made, and/or in accordance with the instructions of owners of depositary securities
- ☐ voting is held by proxy issued with regard to shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made
- ☐ voting is held with part of shares due to partial sale of shares after the record date

Signature of shareholder (proxy) ______________________________

____

____

Please specify:

- for individuals: surname and initials;
- for legal entities: full corporate name, position, surname and initials of the signatory;
- for proxies: surname, initials (full corporate name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Any unsigned ballots will be considered invalid!

Voting ballot No. 2
for the extraordinary general shareholders' meeting
of OAO RBC Information Systems
at 11 a.m. on December 18, 2006

Location: RBC's offices at Building 1, 78 Profsoyuznaya Street, Moscow
Registration begins at 10 a.m. on December 18, 2006
Form of the general meeting: simultaneous attendance with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:
• ZAO Ircol, Building 1, 3/4 Boyarsky Pereulok, Moscow 107078;
• OAO RBC Information Systems, Building 1, 78 Profsoyuznaya Street, Moscow, 117393
Deadline for submitting voting ballots: December 15, 2006.

«reg_2_0»	«kolvo_3_0»
(Registration No.)	(Number of votes)

«name»
(Shareholder's full name/ corporate name)

Issue No. 2 Payment (statement) of dividends on the Company's shares for the first 9 months of 2006. Setting the size of dividends on the Company's shares.

Resolution put to vote: To pay out dividends on the Company's shares for the first 9 months of 2006. To determine the total dividend amount at 11,176,470 (Eleven million one hundred and seventy six thousand four hundred and seventy) rubles 59 kopecks, which is 0.0937 rubles per share of the Company.

Voting Options	**FOR**	**AGAINST**	**ABSTAINED**
Number of votes *			

**0-1* **0-2* **0-3*

Please cross out as applicable.

Counting Commission notes:
"Invalid voting ballot"

**0-5*

You can choose one option only, except if voting with shares acquired (transferred) after the record date on which the list of persons entitled to participate in the general meeting was made.

**** -To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each respective voting option and make a corresponding mark.*

- ☐ **voting is held in accordance with instructions given by the buyers of shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made, and/or in accordance with the instructions of owners of depositary securities**
- ☐ **voting is held by proxy issued with regard to shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made**
- ☐ **voting is held with part of shares due to partial sale of shares after the record date**

Signature of shareholder (proxy) ______________________________

Please specify:

- for individuals: surname and initials;
- for legal entities: full corporate name, position, surname and initials of the signatory;
- for proxies: surname, initials (full corporate name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Any unsigned ballots will be considered invalid!

Voting ballot No. 3

for the extraordinary general shareholders' meeting
of OAO RBC Information Systems
at 11 a.m. on December 18, 2006

Location: RBC's offices at Building 1, 78 Profsoyuznaya Street, Moscow
Registration begins at 10 a.m. on December 18, 2006
Form of the general meeting: simultaneous attendance with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:
- **ZAO Ircol, Building 1, 3/4 Boyarsky Pereulok, Moscow 107078;**
- **OAO RBC Information Systems, Building 1, 78 Profsoyuznaya Street, Moscow, 117393**

Deadline for submitting voting ballots: December 15, 2006.

«reg_3_0»
(Registration No.)

«kolvo_3_0»
(Number of votes)

«name»
(Shareholder's full name/ corporate name)

Issue No. 3. Determining the form of, and the procedure and deadlines for paying out dividends on the Company's shares.

Resolution put to vote: To pay out dividends in the form of common registered shares of ARMADA Open Joint-Stock Company with a nominal value of 1 ruble each, the Company being ARMADA's only shareholder, and in cash in accordance with the Provision on Dividends for the first 9 months of 2006.

Voting Options	FOR	AGAINST	ABSTAINED
Number of votes *			

**0-1* **0-2* **0-3*

Please cross out as applicable.

Counting Commission notes:
"Invalid voting ballot"

**0-5*

You can choose one option only, except if voting with shares acquired (transferred) after the record date on which the list of persons entitled to participate in the general meeting was made.

**** -To be completed only in the event of voting in accordance with instructions from the buyers of shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each respective voting option and make a corresponding mark.*

- ☐ **voting is held in accordance with instructions given by the buyers of shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made, and/or in accordance with the instructions of owners of depositary securities**
- ☐ **voting is held by proxy issued with regard to shares transferred after the record date on which the list of persons entitled to participate in the general meeting was made**
- ☐ **voting is held with part of shares due to partial sale of shares after the record date**

Signature of shareholder (proxy) ____________________

____

____

Please specify:

- for individuals: surname and initials;
- for legal entities: full corporate name, position, surname and initials of the signatory;
- for proxies: surname, initials (full corporate name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Any unsigned ballots will be considered invalid!